Exhibit 18.1

March 28, 2008

Think Partnership, Inc.

Clearwater, Florida

Ladies and Gentlemen:

We have audited the consolidated balance sheets of Think Partnership Inc. (the “Company”) as of December 31, 2007 and 2006 and the related statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, and have reported thereon under date of March 28, 2008.  The aforementioned consolidated financial statements and our audit report thereon are included in the Company’s annual report on Form 10-K for the year ended December 31, 2007.

As stated in Note 1 to those consolidated financial statements, the Company changed its method of applying an accounting principle for the annual goodwill impairment test by changing the impairment testing dates for the network and direct segments.  The Company has deemed this newly adopted method of applying an accounting principle to be preferable in the circumstances because the impairment test date aligns with the Company’s segments as reorganized.  In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

 With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method.  However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

/s/ Blackman Kallick, LLP
Blackman Kallick, LLP